ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number	E-mail Address
(852) 2514-7650	clin@stblaw.com

October 28, 2019

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Ms. Sonia Barros, Esq., Assistant Director

Ms. Folake Ayoola, Esq., Senior Counsel

Mr. Wilson Lee, Staff Accountant

Mr. Eric McPhee, Staff Accountant

Re:                             Phoenix Tree Holdings Limited

Registration Statement on Form F-1

CIK No. 0001785154

Ladies and Gentlemen:

On behalf of our client, Phoenix Tree Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we are filing herewith the Company’s Registration Statement on Form F-1 (the “Registration Statement”) on EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended.

We enclose herewith five (5) courtesy copies of the Registration Statement, which has been marked to show changes to the Company’s draft Registration Statement confidentially submitted to the Commission on October 4, 2019 (the “October 4 Submission”).

DANIEL FERTIG ADAM C. FURBER MAKIKO HARUNARI IAN C. HO ANTHONY D. KING CELIA C.L. LAM CHRIS K.H. LIN JIN HYUK PARK KATHRYN KING SUDOL CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK    BEIJING    HOUSTON    LONDON    LOS ANGELES    PALO ALTO    SÃO PAULO    TOKYO    WASHINGTON, D.C.

Simpson Thacher & Bartlett

October 28, 2019

The Company has responded to the Staff’s comments contained in the comment letter dated October 18, 2019 from the Staff (the “October 18 Comment Letter”) by revising the October 4 Submission or providing explanations in response to the comments.

Set forth below are the Company’s responses to the Staff’s comments in the October 18 Comment Letter. The Staff’s comments are retyped in bold italics below for your ease of reference. We have included page numbers to refer to the location in the Registration Statement where the disclosure addressing a particular comment appears.

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Key Operating Metrics, page 20

1.                                      We note your inclusion of the measure average revenues per unit per month. Please consider revising the term revenues to describe the measure as it does not account for any vacancies or bad debts and therefore does not appear to be reflective of your actual revenues.

The Company respectfully advises the Staff that the revenues used to calculate the average revenues per unit per month represent the actual revenues recognized in the periods presented in accordance with U.S. GAAP.  The Company has revised the definition of the term on pages 12, 20, 84, 89, 100 of the Registration Statement to so clarify.  The Company further respectfully advises the Staff that the Company generally requires upfront rent payment from the residents, and thus bad debts are not applicable to the Company. In case there is any bad debt, it is recorded as expenses. The measure does not account for vacancies. To avoid confusion to potential investors, the Company has revised the term to “average revenues per rented-out unit per month.”

2.                                      We note your inclusion of the measure average leasing cost per unit per month. Please clarify what given period these leasing costs are calculated over and please also specify whether or not this measure contemplates all costs associated with the units from the time they were first leased by you. To the extent there are any costs not contemplated in this measure, either because they were incurred in a period prior to the given period or for any other reason, please explain in your response.

The Company respectfully advises the Staff that the leasing cost used to calculate the average leasing cost per unit per month represents the leasing cost (i.e., the sum of rental cost and pre-opening expense) that the Company recorded in the periods presented.  The Company has revised the definition on pages 12, 20, 84, 89, 100 of the Registration Statement to clarify the periods over which the leasing cost is calculated.  The measure does not take into account the costs other than rental cost and pre-opening expense, such as depreciation and amortization.  The Company presents the measure in parallel with the average revenues per rented-out unit per month to provide potential investors with a general sense of the Company’s average rental spread.

Simpson Thacher & Bartlett

October 28, 2019

Risk Factor

Our business requires significant capital to expand our apartment network, page 23

3.                                      We note your response to prior comment 8 and your revised disclosure that 30.2%, 46.8% and 37.3% of your residents terminated their leases early in 2017, 2018 and the six months ended June 30, 2019, respectively. Please consider revising your risk factor and MD&A liquidity disclosure to quantify the amount you have returned for the periods presented, if material.

In response to the Staff’s comment, the Company has disclosed the amount it returned to financial institutions for the periods presented on pages 24 and 103 of the Registration Statement.

Liquidity and Capital Resources, page 101

4.                                      We have reviewed your revised disclosure in response to comment 8, and note that there has been a substantial decrease in the percentage of tenants who have opted to utilize rent financing to prepay rents for their lease term in each period presented. We also note that prepaid rents from rent financing is one of your primary sources of liquidity. Please provide a discussion of this downward trend, its causes, and the impact you expect it will have on your prospective liquidity.

The Company respectfully advises the Staff that the substantial decrease in the percentage of residents with rent financing arrangement was primarily due to the Company’s strategy to enhance its cooperation with more reputable financial institutions that offer lower interest rate and have more stringent credit assessment procedures.  The Company does not expect that the downward trend will have a material adverse effect on its prospective liquidity since the company can receive advance payment of rents and deposits from an increasing number of residents who choose not to utilize rent financing and has diversified funding sources, including bank borrowings, to maintain its liquidity.  The Company has revised the disclosure on page 103 of the Registration Statement accordingly.

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Simpson Thacher & Bartlett

October 28, 2019

If you have any question regarding the Registration Statement, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or Yi Gao at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email).

Very truly yours,

/s/ Chris K.H. Lin

Chris K.H. Lin

Enclosures

cc:                                Derek Boyang Shen, Chairman

Jing Gao, Chief Executive Officer and Director

Yan Cui, President and Director

Jason Zheng Zhang, Chief Financial Officer

Phoenix Tree Holdings Limited

Daniel Fertig

Yi Gao

Simpson Thacher & Bartlett

Benjamin Su

Daying Zhang

Latham & Watkins LLP

Allen Lu

Enid Yang

KPMG Huazhen LLP